AMENDMENT TO THE SUB-ADVISORY AGREEMENT

This Amendment is made effective as of the 19th day of September 2016, (the “Effective Date”) to the Sub-Advisory Agreement by and among DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC., a California corporation (the “Adviser”), DUNHAM FUNDS, a Delaware statutory trust (the “Trust”) and PENN CAPITAL MANAGEMENT COMPANY, INC., a State of Delaware corporation (the “Sub-Adviser”) (each a “Party,” and together, the “Parties”) dated September 23, 2014 (the “Agreement”).

WHEREAS, the Parties desire to make certain changes to the Fulcrum Fee compensation paid to the Sub-Adviser.

WHEREAS, the Parties wish to replace Exhibit A of the Agreement to reflect this change;

NOW, THEREFORE, in consideration of mutual covenants recited below, the Parties agree and promise as follows:

1.	Exhibit A to the Agreement shall be replaced in its entirety as attached hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the Effective Date by their representatives thereunto duly authorized.

ADVISER
DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.

By: /s/ Jeffrey A. Dunham

Name: Jeffrey A. Dunham
Title: President

TRUST

DUNHAM FUNDS

By: /s/ Denise S. Iverson

Name: Denise S. Iverson
Title: Treasurer

SUB-ADVISER
PENN CAPITAL MANAGEMENT COMPANY, INC.

By: /s/ Gerald McBride

Name: Gerald McBride

Title: CFO and COO

AMENDED EXHIBIT A TO

SUB-ADVISORY AGREEMENT

AMONG

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.;

DUNHAM FUNDS;

AND

PENN CAPITAL MANAGEMENT COMPANY, INC.

Effective September 19, 2016

DUNHAM APPRECIATION & INCOME FUND Class C
Ticker: DCAIX
DUNHAM APPRECIATION & INCOME FUND Class N
Ticker: DNAIX
DUNHAM APPRECIATION & INCOME FUND Class A
Ticker: DAAIX

FEE SCHEDULE / COMPENSATION
The Sub-Adviser shall be paid a Fulcrum Fee, consisting of a “Base Fee” and a “Performance Fee” component. Definitions, along with the specific methods of calculation, are described below.

Base Fee	40 Basis Points (0.40%) annually (one basis point “bp” equals one hundredth of one percent)

Performance Fee	The performance fee rate will vary by up to +/-20 bps (0.20%) and the Performance Fee shall be added to or subtracted from the Base Fee to arrive at the total Fulcrum Fee. The comparative index is the Bank of America Merrill Lynch All Convertibles All Qualities Index (the “Index”) over the applicable measurement period. Fund performance will be based on Class N share performance (net of all expenses). The Adviser shall notify the Sub-Adviser prior to any changes to the expense structure of Class N or prior to the addition of any new classes to the Fund.

The performance fee rate will increase/decrease by 1 bp (0.01%) for each 10 bps (0.10%) of outperformance/underperformance of the Index.

It is possible that the Fund could pay the Sub-Adviser more than the Base Fee even though the performance of both the Fund and the Index is negative. This may occur when the decline in the performance of the Index is greater than the decline in the Fund’s performance.

The examples in the Fee Table below illustrate how the performance fee rate is calculated at the indicated sample levels but are representative only and do not reflect all levels of bp fee that may be achieved:

Cumulative Twelve Month	Performance Fee
Return Versus Index	Rate

2.00% or more Greater than the Index	0.200%
1.80% Greater than the Index	0.180%
1.60% Greater than the Index	0.160%
1.40% Greater than the Index	0.140%
1.20% Greater than the Index	0.120%
1.00% Greater than the Index	0.100%
0.80% Greater than the Index	0.080%
0.60% Greater than the Index	0.060%
0.40% Greater than the Index	0.040%
0.20% Greater than the Index	0.020%

Even with the Index	0.000%
0.20% Less than the Index	-0.020%
0.40% Less than the Index	-0.040%
0.60% Less than the Index	-0.060%
0.80% Less than the Index	-0.080%
1.00% Less than the Index	-0.100%
1.20% Less than the Index	-0.120%
1.40% Less than the Index	-0.140%
1.60% Less than the Index	-0.160%
1.80% Less than the Index	-0.180%
2.00% or more Less than the Index	-0.200%